Subject: Consent of Independent Auditor Date: May 17, 2026 We consent to the use in the Offering Circular constituting a part of this Offering Statement on Form 1-A, as it may be amended, of our Independent Auditor’s Report dated May 17, 2026 relating to the balance sheets of Sierra International Network Inc. as of December 31, 2025 and 2024, the related statements of operations, changes in stockholders’ equity, and cash flows for the period from January 18, 2024 (inception) through December 31, 2025, and the related notes to the financial statements. We also consent to the reference to us under the heading “Experts” in this Offering Statement.

Amjad N I Abu Khamis Certified Public Accountant, NH 08224 CF Audits LLC 159 Main St. STE 100 Nashua NH 03060 646-689-4725 cpa@cfaudits.com